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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AmTrust Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

032359309

(CUSIP Number)

Barry D. Zyskind

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 10 Pages)

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CUSIP No. 032359309	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Barry D. Zyskind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,857,382
	8	SHARED VOTING POWER 3,979,637
	9	SOLE DISPOSITIVE POWER 14,857,382
	10	SHARED DISPOSITIVE POWER 3,979,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,837,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,096,412
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,096,412
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,419,204
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,419,204
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,419,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,050,000
	8	SHARED VOTING POWER 3,979,637
	9	SOLE DISPOSITIVE POWER 6,050,000
	10	SHARED DISPOSITIVE POWER 3,979,637
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,029,637
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	13D	Page 6 of 10 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 43rd Floor, New York, New York 10038.

This Schedule 13D/A is being filed to report that, as a result of gifts of shares of Common Stock and an increase in the outstanding shares of Common Stock of the Issuer due to an underwritten Common Stock offering by the Issuer, the percentage of Common Stock beneficially owned by the Group (as defined in Item 2 hereof), now represents 48.2% of the Issuer’s shares of Common Stock outstanding.

Item 2. Identity and Background

(a)	This statement is filed by Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (collectively, the “Group”).

(b)	The business address for each member of the Group is c/o AmTrust Financial Services, Inc., 59 Maiden Lane, 43rd Floor, New York, New York 10038.

(c)	Mr. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board; and George Karfunkel is a Director of the Issuer. Leah Karfunkel and Mr. Zyskind are the co-trustees of the Michael Karfunkel Family 2005 Trust.

(d)	None of the members of the Group have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each member of the Group is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The funds used to make previous acquisitions of Common Stock reported in prior amendments to the Group’s Schedule 13D were solely those of each member of the Group. The source of these funds was the private funds of each member of the Group. Certain shares beneficially owned by Mr. Zyskind are the result of equity grants made to him under the Issuer’s 2010 Omnibus Incentive Plan, as amended. See Item 5(c) for information regarding transactions since the Group’s last Schedule 13D/A filing on July 30, 2015.

Item 4. Purpose of Transaction.

The purpose of this filing is to update the beneficial ownership of the Group as a result of gifts of shares by Mr. Zyskind, and the increase in the outstanding shares of Common Stock of the Issuer as described above under Item 1. As of the date of this filing, the Group beneficially holds 42,402,635 shares of Common Stock, or 48.2% of the Common Shares outstanding as of November 16, 2015, representing a decrease in the percentage of ownership of the Issuer of 3.2% from the Group’s last amendment to its Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 2015. For information regarding individual holdings of each member of the Group, please refer to the cover pages of this filing.

CUSIP No. 032359309	13D	Page 7 of 10 Pages

The Group acquired the Common Stock for investment purposes. As noted above, Mr. Zyskind is the President and CEO of the Issuer; Michael Karfunkel is the Issuer’s Chairman of the Board of Directors; and George Karfunkel is a Director of the Issuer. As such, they participate in the planning and decisions of the Board of Directors and management of the Issuer. Any or all of them may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the members of the Group deem material, they may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that they now own or may hereafter acquire. Except as described above, the members of the Group do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. The members of the Group reserve the right to formulate plans or make proposals, and to take any actions with respect to their investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Group beneficially owns 42,402,635 shares of Common Stock, which represents 48.2% of the Issuer’s 87,918,134 outstanding shares of Common Stock as of November 16, 2015. The following amounts represent the beneficial ownership for each member of the Group: (i) Barry D. Zyskind beneficially owns 18,837,019* shares of Common Stock, which represents 21.4% of the Issuer’s outstanding shares of Common Stock; (ii) George Karfunkel beneficially owns 16,419,204** shares of Common Stock, which represents 18.7% of the Issuer’s outstanding shares of Common Stock; (iii) Michael Karfunkel beneficially owns 1,096,412*** shares of Common Stock, which represents 1.2% of the Issuer’s outstanding shares of Common Stock; and (iv) Leah Karfunkel beneficially owns 10,029,637**** shares of Common Stock, which represents 11.4% of the Issuer’s outstanding shares of Common Stock.

*Barry Zyskind, individually, owns 7,119,354 shares of Common Stock. The Teferes Foundation, a charitable foundation controlled by Mr. Zyskind, owns 7,216,773 shares of Common Stock. The Barry D. Zyskind GST Trust, a trust for which Mr. Zyskind has sole investment and voting control, owns 391,617 shares of Common Stock. Mr. Zyskind holds 129,638 shares of Common Stock as a custodian for his children under the Uniform Transfers to Minors Act. Mr. Zyskind is a co-trustee with shared voting and dispositive power of 3,979,637 shares of Common Stock held by the Michael Karfunkel Family 2005 Trust.

**George Karfunkel, individually, owns 9,871,286 shares of Common Stock. The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns 6,107,918 shares of Common Stock. The 2012 Karfunkel Family Trust, a trust for which George Karfunkel has sole investment and voting control, owns 440,000 shares of Common Stock.

***Michael Karfunkel, individually, owns 1,096,412 shares of Common Stock.

****Leah Karfunkel’s 10,029,637 shares of Common Stock are held by the Michael Karfunkel Family 2005 Trust, for which she is the co-trustee and holds shared voting and dispositive power with Mr. Zyskind of 3,979,637 of these shares. ACP Re Ltd., 100% owned by ACP Re Holdings, a Delaware LLC, holds 6,050,000 of these shares. ACP Re Holdings, LLC is owned 99.9% by the Michael Karfunkel Family 2005 Trust. Leah Karfunkel has sole voting and dispositive power over the shares of Common Stock held by ACP Re Ltd.

CUSIP No. 032359309	13D	Page 8 of 10 Pages

(b)	Each member of the Group has sole power to vote and dispose of the shares of Common Stock beneficially owned by each member, with the exception of the 3,979,637 shares of Common Stock owned by the Michael Karfunkel Family 2005 Trust over which Mr. Zyskind and Leah Karfunkel have shared voting and dispositive power.

(c)	George Karfunkel, Michael Karfunkel and Leah Karfunkel have not had any transactions in shares of Common Stock of the Issuer since the Group’s last Schedule 13D/A filing on July 30, 2015.

On August 7, 2015, Mr. Zyskind made a gift of 30,000 shares of Common Stock to an unrelated third party.

On November 10, 2015, the Issuer sold 5,000,000 shares of Common Stock in an underwritten offering (the “Equity Offering”). The Group did not purchase or sell any shares of Common Stock in the Equity Offering.

On November 16, 2015, Mr. Zyskind made a gift of 20,000 shares of Common Stock to an unrelated third party.

(d)	Not applicable.

(e)	On November 12, 2014, Michael Karfunkel ceased to be the beneficial owner of more than 5% of the Common Stock, but he remains a member of the Group owning more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Equity Offering, each member of the Group entered into a lock-up agreement (“Lock-Up Agreement”) with Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. (the “Underwriters”), whereby each member of the Group agreed that, until December 25, 2015, they would not, without the prior written consent of the Underwriters, directly or indirectly, (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether owned on November 10, 2015, or acquired thereafter, owned directly by the Group member (including holding as a custodian) or with respect to which Group member had beneficial ownership, or (ii) publicly announce an intention to effect any such transaction set forth in clause (i).

Notwithstanding the foregoing, each member of the Group may transfer its shares of Common Stock as follows: (i) as a bona fide gift or gifts, provided that the donee(s) thereof agree to be bound in writing by the restrictions set forth in the Lock-Up Agreement, other than in the case of bona fide gifts to any one or more charitable organizations that are not controlled by Mr. Zyskind, The Teferes Foundation or any of the Issuer’s directors, executive officers or beneficial owners of 10% or more of the Issuer’s Common Stock, selected by Mr. Zyskind or The Teferes Foundation, and to which no more than an aggregate of 20,000 shares of Common Stock of the Issuer may be donated by Mr. Zyskind, and no more than an aggregate of 60,000 shares of Common Stock of the Issuer may be donated by The Teferes Foundation; (ii) to any trust for the direct or indirect benefit of the Group member or the immediate family of the Group member, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the Lock-Up Agreement; provided further that in the case of (i) and (ii), such transfer shall not involve a disposition for value; (iii) pursuant to any contract, instruction or plan in effect on November 10, 2015 that satisfies all of the requirements of Rule 10b5-1(c)(1)(i)(B) of the Securities Exchange Act of 1934, as amended; (iv) dispositions from any grantor retained annuity trust established for the

CUSIP No. 032359309	13D	Page 9 of 10 Pages

direct benefit of the Group member and/or a member of the immediate family of the Group member pursuant to the terms of such trust; provided that the transferee agrees to be bound in writing by the restrictions set forth in the Lock-Up Agreement; (v) as a distribution to shareholders, partners or members of the Group member, provided that such shareholders, partners or members agree to be bound in writing by the restrictions set forth in the Lock-Up Agreement; (vi) as required by participants in the Issuer’s 2010 Omnibus Incentive Plan in order to reimburse or pay U.S. federal income tax and withholding obligations in connection with vesting of restricted stock or restricted stock unit grants outstanding on the date of the Lock-Up Agreement, provided that any disclosure of such transfer specifies that such transfer is for the purpose of satisfying such tax and withholding obligations or some such similar explanation; (vii) other than the 700,000 shares of Common Stock of the Issuer pledged as collateral to JPMorgan Chase Bank, N.A. (the “Bank”) pursuant to a Collateral Agreement between the Bank and Mr. Zyskind dated July 6, 2015, as collateral for any loan, provided that the lender agrees in writing to be bound by the restrictions set forth in the Lock-Up Agreement; or (viii) with the prior written consent of the Underwriters.

The foregoing summary of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a form of which is attached hereto as Exhibit 99.3 and incorporated by reference to this Schedule 13D/A.

Mr. Zyskind executed a Limited Power of Attorney as authorized by the Michael Karfunkel Family 2005 Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held by ACP Re Ltd.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1 — Joint Filing Agreement, dated July 30, 2012, by and among Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A, dated July 28, 2012, of Barry D. Zyskind, Michael Karfunkel, George Karfunkel and Leah Karfunkel).

Exhibit 99.2 — Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A, filed July 30, 2015).

Exhibit 99.3 — Form of Lock-Up Agreement, dated November 10, 2015, by and between Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and each member of the Group.

CUSIP No. 032359309	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2015

/s/ Barry D. Zyskind
Barry D. Zyskind

/s/ Michael Karfunkel
Michael Karfunkel

/s/ George Karfunkel
George Karfunkel

/s/ Leah Karfunkel
Leah Karfunkel